Exhibit 99.1

McDade Products, LLC Joins Forces with G Medical Tests and Services to Provide

U.S. Retailers with Millions of COVID-19 at-Home PCR Test Kits

Initial Purchase Order for $13 Million, Reflecting $7 Million Gross Margin, to be Delivered in Q1

FDA EUA-approved PCR collection kit tests provide 24-hour certified lab results and retail for $9.99

PITTSBURGH, PA – January 2022 – In response to a national shortage of COVID-19 test options, Pittsburgh-based McDade Products, LLC has partnered with G Medical Tests and Services, a division of G Medical Innovations Holdings Ltd. (NASDAQ: GMVD), to manufacture several million U.S. FDA Emergency Use Authorization (EUA) approved COVID-19 PCR collection test kits available for retailers for sale by the end of January, 2022. McDade Products is a division of McDade Group, a specialty sales, marketing, and distribution company serving the U.S. retail industry.

McDade Products is now accepting orders for the co-branded LiveNow PCR Collection Kit, which will retail for $9.99. The diagnostic PCR (polymerase chain reaction) test detects the presence or absence of SARS-CoV2, the virus that causes COVID-19. Users register with the lab online, collect a nasal swab sample at home, and send the sample to G Medical’s CLIA-certified lab with the pre-paid return pack. On average, tests results are expected to be available online within 24 hours from the time the sample is received.

G Medical’s labs are approved by the FDA under the EUA. Currently, G Medical has two CLIA-certified labs; one in Southern California, and the other in North Carolina. In addition, G Medical has launched six testing centers in California, with many more planned. G Medical’s labs are capable of being run 24 hours per day 7 days a week, and can each process up to 24,000 COVID tests per hour to meet the current demand.

The first test kit order is for 4 million units. G Medical will be selling these units wholesale for $3.25 each, reflecting gross profit of $7 million. Additionally, G Medical expects to be paid an average of $85.00 per test through each patient’s insurance.

According to Grand View Research (grandviewresearch.com) the global PCR and real time PCR molecular diagnostics market was valued at over USD $23.6 Billion in 2020 and expected to expand at a CAGR (compound annual growth rate) of 0.9% between 2021 and 2028.

“For decades, we’ve been committed to empowering clinicians and patients to better manage their health outcomes. By partnering with McDade Products, we can make our SARS-CoV2 certified lab testing accessible and convenient for customers and retailers nationwide. With new cases abound, and the world grappling with PCR test shortages there is a tremendous opportunity to provide safety, and relief to the world economy with a significant financial benefit to our shareholders,” said Dr. Yacov Geva, President and CEO of G Medical Innovations.

“As a trusted and established next-generation mobile health and e-health company that provides clinical and consumer medical-grade health monitoring solutions, G Medical Innovations enables us to offer our retail customers with an end-to-end solution to address the national shortage of reliable COVID-19 diagnostic tests,” said Michael McDade, CEO of McDade Products, LLC.

Visit https://www.mcdadegrp.com/ to place orders for the LiveNow PCR Collection Kits.

About McDade Group

Founded in 1994, McDade Group is a growing and dynamic sales, marketing, and distribution services company headquartered in Pittsburgh, PA. The company has expanded to provide solutions in distribution, category management, full-service merchandising, and consulting across the U.S. retail industry. Many of the world’s leading CPG manufacturers rely on the ability of McDade Group to build strong industry relationships and deliver services, insights, and expertise for hundreds of their products. Visit: https://www.mcdadegrp.com/ or LinkedIn: https://www.linkedin.com/company/mcdade-group/.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. For example, G Medical is using forward-looking statements when it discusses delivery of purchase orders, plans to open Covid-19 testing centers in California, timing of the delivery of tests results, anticipated gross profits, financial benefit to shareholders, and addressing the national shortage of reliable COVID-19 diagnostic tests. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

Investor Relations CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com

McDade Products, LLC

Jennifer Faines

412-559-2860

Jennifer.faines@gmail.com

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